UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – Relevant Information: Banco Supervielle S.A. and Dorinka S.R.L. Terminate Consumer Finance Service Agreement

Autonomus City of Buenos Aires, March 10, 2023

Messrs.

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Mercado Abierto Electrónico S.A.

Present

Ref.: Relevant Fact – Banco Supervielle S.A. and Dorinka S.R.L. Terminate Consumer Finance Service Agreement

To whom it may concern,

Buenos Aires, March 10, 2023, Argentina. Grupo Supervielle S.A. (NYSE: SUPV) (BYMA: SUPV), (“Supervielle” or the “Company”), a universal financial services group headquartered in Argentina with a nationwide presence, announced today that in line with its strategy to focus on profitability and lower exposure to the consumer finance segment, on March 1, 2023 its subsidiary Banco Supervielle S.A. (the “Bank”) and Dorinka S.R.L (“Dorinka”) have mutually agreed to terminate the financial service agreement that the Bank´s consumer finance business, IUDU Compania Financiera (“IUDU”) had entered into with Dorinka on August 24, 2021, by which IUDU would offer its financial products and services through Dorinka´s points of sale. Dorinka is a company belonging to the de Narváez Group that in November 2020 acquired the Walmart Argentina operation.

“Our decision to terminate the contract with Dorinka, thorough which we acquired consumer finance clients, is in line with the initiatives carried out througut 2022 to protect profitability and asset quality in a segment that has been greatly affected by steep inflation and a challenging macroeconomic environment. In this context, we are prioritizing engagement and cross selling across our current customer base to increase principality, over customer acquisition. This includes the 200,000 customers that IUDU transferred to Banco Supervielle during the recent months,” commented Alejandro Stengel, Grupo Supervielle´s First Vice-Chairman of the Board and CEO of Banco Supervielle.Yours faithfully,

_______________________

Ana Bartesaghi

Deputy Head of Market Relations

Grupo Supervielle S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: March 10, 2023	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer